Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011 and April 25, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

The following materials are excerpts from a transcript of the Q1 2011 Progress Energy, Inc. Earnings Conference Call, held on May 5, 2011, at 10:00 a.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

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Let me turn to a few comments on our pending merger with Duke Energy. Over the past several weeks, Duke Energy and Progress Energy have made a number of merger related filings. As shown on the scorecard on Slide 5, we have now filed with all the state and federal agencies except the FCC. So we’re making good progress in the regulatory filings.

The North Carolina Utilities Commission recently set its schedule for review. Our testimony and additional supporting materials are due to be filed May 20th, with evidentiary hearings beginning September, the 20th. We made our initial Hart-Scott-Rodino Act filing with the Department of Justice in late March. And the 30-day review period has expired. No additional requests for information were received, so our obligations under the Act have been satisfied. And we’ll update this scorecard as we move through the merger approval process. It’s on our web site and also on Duke’s.

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Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

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And we’re making solid progress on the regulatory approvals and merger integration planning. So we’re excited about the prospects the merger brings, but remain focused on delivering results for 2011.

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Marc De Croisset – FBR Capital Markets – Analyst

As you think through your merger with Duke here, does this lead you to accelerate any additional coal retirements, Bill? Or is it too early to tell again?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think it’s too early to tell. I think both companies are evaluating those EPA rules. And that’s certainly going to be a big driver for most companies. It’ll be smaller for us because we took that action a while back. But they’ve got to be the first driver. I do think when we get a little experience under our belt with joint dispatch and running the combined system that the merger might give us an opportunity to do more of this earlier than we had planned.

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

Hey, Marc. It’s Mark. I know you jumped on late, but if you look at our Slide 8 in our presentation and you look at the slide in Duke’s presentation where they go through their fleet, and look at the impact of the EPA proposed rules, it’s instructive and could give you some indication of where you might look and kind of decisions you might make around some things. As Bill said, it’s early on. But I think we’ll go through this in a deliberate fashion and look at the investments required to comply. You could see us making some more determinations about what we do about some of these, especially some of the older and smaller units.

Marc De Croisset – FBR Capital Markets – Analyst

All right. Thank you, Mark. And maybe last, if I may, any additional thoughts on new opportunities for coal procurement for your fleet? Any procurement flexibility you see created in the years to come?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Well, we have over the last couple of years done a lot of flexible procurement in coal as we put our scrubbers and SCRs, and we did that in mind with using blended coal. We’ve also done some capital additions in our coal plants that allow us to burn more of the Illinois coal. And so I think we have actually got a pretty good start on things like coal blending, better sourcing, or at least more diverse sourcing. And I think you will see an increase in that in both companies after the merger happens.